Mail Stop 4561

November 21, 2007

VIA USMAIL and FAX (972) 836 - 8015

Mr. Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 N. Dallas Parkway #100
Plano, Texas 75093-5994

> **Re:** **Amrecorp Realty Fund II**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 3/30/2007**
> **File No. 002-96504**

Dear Mr. Robert J. Werra:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant